SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to __________

Commission file number 1-800

Title of plan -
WRIGLEY SAVINGS PLAN

Name and address of the issuer of the securities
held pursuant to the plan -

WM. WRIGLEY JR. COMPANY
(Delaware Corporation)

410 North Michigan Avenue
Chicago, Illinois 60611

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Wrigley Savings Plan
Years Ended December 31, 2005 and 2004

Wrigley Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Wrigley Benefits Committee
Wrigley Savings Plan

We have audited the accompanying statements of assets available for benefits of the Wrigley Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 1, 2006

Wrigley Savings Plan

Statements of Assets Available for Benefits

	December 31

	2005	2004

Assets
Cash	$77,602	$20,132
Investments, at fair value	450,884,837	466,201,213

Assets available for benefits	$450,962,439	$466,221,345

See notes to financial statements.

Wrigley Savings Plan

Statements of Changes in Assets Available for Benefits

	Years Ended December 31

	2005	2004

Additions
Interest and dividends	$12,119,539	$6,387,229
Contributions:
Company	7,212,882	4,653,527
Participants	14,396,053	12,906,873
Rollover	4,964,250	539,495

Total additions	38,692,724	24,487,124

Deductions
Distributions to participants	45,344,484	36,528,371

Net realized and unrealized (depreciation) appreciation in fair value of investments	(8,607,146)	69,500,662

Net (decrease) increase	(15,258,906)	57,459,415
Assets available for benefits at beginning of year	466,221,345	408,761,930

Assets available for benefits at end of year	$450,962,439	$466,221,345

See notes to financial statements.

1. Description of Plan

The following brief description of the Wrigley Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company (collectively referred to as the Company or Employer) that adopt the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All regular “full-time” and “part-time” employees, excluding certain executives, are eligible to participate in the Plan as of the first day of the month following their date of hire. Temporary employees are eligible to participate upon completion of 1,000 hours within a 12-month period. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. Participant’s account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 25% of base salary, subject to an annual limit as required by the Internal Revenue Code (IRC).

Effective January 1, 2005, the Plan was amended whereby the Employer is required to make matching contributions at 100% of a participant’s contributions up to 3% of eligible earnings and 60% of a participant’s contributions up to the next 3% of eligible earnings. Additionally, effective January 1, 2005, the one year of service eligibility requirement for matching contributions was eliminated.  All Employer contributions are initially invested in the Wrigley Stock Fund.  Prior to January 1, 2005, subject to certain limitations, the Employer was required to make matching contributions at 60% of most participants’ contributions up to 6% of eligible earnings.

Mercer Human Resources Services (Mercer) (formerly Putnam Fiduciary Trust Company) as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust’s collective short-term investment fund at Mercer.

1. Description of Plan (continued)

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant’s accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant’s principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established periodically by the Benefits Committee, generally equal to, for any Plan year, the prime interest rate.

Investment Options and Transfers

Upon enrollment in the Plan, a participant may direct employee contributions, in 1% increments, in any of 13 investment options.

Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds including to and from the Wrigley Stock Fund. The Wrigley Stock Fund qualifies as an employee stock ownership plan. Participants have the option to reinvest dividends in additional shares of Company stock in the Plan or receive a cash payout. Changes in investment direction or transfers can be made by contacting Mercer directly.

Vesting

Participants’ contributions are immediately vested in their tax-deferred and regular deposit accounts. The Employer’s matching contributions are immediately fully vested in a participant’s account upon receipt.

Withdrawals

Active participants may make a withdrawal from the Plan once every 90 days. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a hardship withdrawal, contributions are restricted for 90 days.

1. Description of Plan (continued)

Distributions to Participants

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an installment payment, or a combination thereof.

Administrative Expenses

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and ERISA. In the event the Plan is terminated, the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2. Significant Accounting Policies

Investment Valuation

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company common stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B common stock. However, because the Class B common stock is at all times convertible into common stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company’s common stock. Participant loans are valued at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants’ contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31

	2005	2004

Putnam Money Market Fund	$35,104,130	$30,523,852
Wm. Wrigley Jr. Company common stock	251,539,926	280,394,078
Wm. Wrigley Jr. Company Class B common stock	30,237,526	36,710,655

3. Investments (continued)

During 2005 and 2004, the Plan’s investments (including investments purchased and sold, as well as held, during the year) (depreciated) appreciated in fair value as follows:

	Years Ended December 31

	2005	2004

Mutual funds	$2,733,474	$9,182,081
Wm. Wrigley Jr. Company common stock (including Class B stock)	(11,340,620)	60,318,581

	$(8,607,146)	$69,500,662

Dividends relating to Wm. Wrigley Jr. Company common stock amounted to $4,748,351 and $4,339,029 during 2005 and 2004, respectively.

4. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 4, 2002, stating that the Plan is qualified under Section 401 (a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

Wrigley Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #36-1988190     Plan #004

December 31, 2005

Identity of Issue	Number of Shares	Current Value

Interest-bearing cash	305,042	$305,042
Wm. Wrigley Jr. Company (1) common stock	3,783,124	251,539,926
Wm. Wrigley Jr. Company (1) Class B common stock	454,768	30,237,526
Mercer Human Resource Services:
Shares of registered investment companies:
Putnam Money Market Fund (1)	35,104,130	35,104,130
Putnam Growth & Income Fund (1)	1,033,610	20,393,133
PIMCO Total Return Fund	1,961,946	20,600,433
Putnam Vista Fund (1)	1,504,829	16,041,481
Managers Special Equity Fund	147,185	12,819,846
Vanguard Institutional Index Fund	96,435	10,994,524
Federated Stock Fund	325,269	10,164,664
Putnam International Growth Fund (1)	353,237	9,230,089
Harbor Capital Appreciation Fund	204,568	6,681,203
Putnam Investors Fund (1)	475,396	6,446,367
Europacific Growth Fund	206,772	8,455,154
PIMCO Low Duration Fund	264,698	2,644,328
Participants’ loans (varying maturities with interest rates ranging from 5.25% to 7.00%)		9,226,991

		$450,884,837

(1)	Mercer Human Resource Services and the Wm. Wrigley Jr. Company are parties in interest.

(2)

On April 4, 2006, the Company’s stockholders authorized one-time stock dividend of one share of Class B common stock for each four shares of common stock and one share of Class B common stock for each four shares of Class B common stock. Common share information for the Company’s stock above has not been adjusted to reflect the stock dividend.

SIGNATURES

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee, as administrator of the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WRIGLEY SAVINGS PLAN

	By:	/s/ Reuben Gamoran

Reuben Gamoran Benefits Committee Member and Senior Vice President and Chief Financial Officer

/s/ Philip Johnson

Philip Johnson Benefits Committee Member and Vice President - People, Learning and Development

/s/ Alan Schneider

Alan Schneider Benefits Committee Member and Vice President and Treasurer

/s/ Timothy Griffin

Date: June 27, 2006		Timothy Griffin Benefits Committee Member and Senior Director – People, Learning and Development

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Wrigley Savings Plan of our report dated June 1, 2006, with respect to the financial statements and supplemental schedule of the Wrigley Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Chicago, Illinois
June 23, 2006